

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2014

<u>Via E-mail</u>
Ed Riley
General Counsel
Avolon Holdings Limited
The Oval, Building 1
Shelbourne Road
Ballsbridge, Dublin 4
Ireland

> **Re:** **Avolon Holdings Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed October 21, 2014**
> **File No. 333-196620**

Dear Mr. Riley:

     We have reviewed the amendment to your registration statement and have the following comment.

<u>Financial Statements for the Period Ended September 30, 2014</u>
<u>Note 23 – Subsequent Events, page F-60</u>

1.   Please clarify your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

     You may contact Jeff Gordon, Staff Accountant at 202-551-4313 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

                      Sincerely,

                      /s/ Pamela Long

                      Pamela Long
                      Assistant Director

cc: <u>Via E-mail</u>
        Jennifer A. Bench, Esq.
        Weil, Gotshal & Manges LLP